SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

David L. Van Andel

3133 Orchard Vista Drive SE

Grand Rapids, MI 49546

Telephone (616) 234-5355

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

September 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		116,293,028
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		249,862,891
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		116,293,028
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,293,028

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.33(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 295,704,136 shares outstanding at October 21, 2015.

2

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Little Harbor LLC

47-1196982

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF	7)	SOLE VOTING POWER
SHARES		33,168,948
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		33,168,948
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		33,168,948
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,168,948

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.27(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 295,704,136 shares outstanding at October 21, 2015.

3

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel Trust u/a dated November 30, 1993

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF	7)	SOLE VOTING POWER
SHARES		34,791,814
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		34,791,814
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		34,791,814
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,791,814

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.78(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 295,704,136 shares outstanding at October 21, 2015.

4

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GREAT HARBOR CAPITAL, LLC

45-3589968

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7)	SOLE VOTING POWER
SHARES		48,332,266
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		249,862,891
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		48,332,266
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,332,266

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.35(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 295,704,136 shares outstanding at October 21, 2015.

5

David L. Van Andel, Little Harbor LLC, the David L. Van Andel Trust u/a dated November 30, 1993 (the “VA Trust”) and GREAT HARBOR CAPITAL, LLC (“GH”) hereby amend and supplement the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2014, as amended by Amendment No. 1 filed with the SEC on November 18, 2014, as further amended by Amendment No. 2 filed with the SEC on June 15, 2015, and as further amended by Amendment No. 3 filed with the SEC on September 29, 2015 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, New York, New York 10012.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following text as the last full paragraphs thereof:

“On September 30, 2015, the DVA Trust exercised the First Trust Warrant in full, thereby acquiring 3,289,474 shares of Common Stock. The DVA Trust paid an aggregate of $32,894.74 for the shares received upon exercise of the First Trust Warrant.

On September 30, 2015, LH exercised the LH Warrant in full, thereby acquiring 3,289,474 shares of Common Stock. LH paid an aggregate of $32,894.74 for the shares received upon exercise of the LH Warrant.

On October 1, 2015, the Company and GH entered into a Stock Purchase Agreement (the “GH SPA”). Pursuant to the GH SPA, the Company issued and sold to GH on October 2, 2015 41,370,310 shares of Common Stock for an aggregate purchase price of $12,000,000. GH has the right to participate in certain future issuances of equity securities (including rights, options or warrants to purchase such equity securities or securities that are convertible or exchangeable into or exercisable for such equity securities) of the Company up to an amount equal to its then-proportional ownership interest in the Company. The Company agreed to enter into a registration rights agreement with GH with respect to the shares of Common Stock issued under the GH SPA.

The foregoing description of the GH SPA is qualified in its entirety by reference to the full text of such document, which document is an exhibit to the Company’s Current Report on Form 8-K filed with the SEC by the Company on October 7, 2015.”

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following text as the last full paragraphs thereof:

“As reported by the Company in the Company’s Current Report on Form 8-K filed on October 8, 2015 (the “October 8-K”), on October 5, 2015, Golisano Holdings LLC (“Golisano LLC”), Thomas A. Tolworthy (“Tolworthy”), LH, GH, the DVA Trust and the Company entered into a Voting Agreement, dated as of October 5, 2015 (the “Golisano Voting Agreement”).

6

Pursuant to the Golisano Voting Agreement, each of Tolworthy, LH, GH and the DVA Trust agreed in favor of Golisano LLC to vote their shares of Common Stock, or shares over which such holder has voting control: (a) in favor of increasing the number of authorized shares of Common Stock of the Company to a sufficient number of shares of Common Stock as may be required at any time in order for the Company to issue all of the shares of Common Stock issuable pursuant to a warrant to purchase shares of Common Stock issued to Golisano LLC by the Company (the “Warrant”); (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Warrant or which could result in any of the conditions to the Company’s obligations under the Warrant not being fulfilled; (c) for so long as Golisano LLC continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon exercise of the Warrant), to ensure that the size of the Board of Directors of the Company (the “Board”) shall be set and remain at seven (7) directors from October 5, 2015 and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter; and (d) for so long as Golisano LLC continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of the Warrant), to ensure that two persons designated by Golisano LLC (each a “Golisano Designee” and collectively the “Golisano Designees”), shall be elected to the Board. One of the initial Investor Designees is B. Thomas Golisano and the other will be appointed by Golisano LLC at a later date.

Each of Tolworthy, LH, GH and the DVA Trust also agreed in favor of Golisano LLC to vote all of its shares to ensure that: (a) no director elected by Golisano LLC may be removed from office unless (i) such removal is directed or approved by the affirmative vote of Golisano LLC or (ii) Golisano LLC is no longer so entitled to designate or approve such director; (b) any vacancies created by the resignation, removal or death of a director elected by Golisano LLC shall be filled pursuant to the provisions of the Golisano Voting Agreement; and (c) upon the request of Golisano LLC to remove the Golisano Designee as director, such Golisano Designee shall be removed.

The Golisano Voting Agreement remains in effect until terminated by the parties or the first date that Golisano LLC is no longer entitled to elect the Golisano Designees as directors of the Company in accordance with the terms of the Golisano Voting Agreement.

Golisano LLC, Tolworthy, LH, GH, the DVA Trust and the Company entered into a Voting Agreement, dated as of October 5, 2015 (the “GH Voting Agreement”). Pursuant to the GH Voting Agreement, each of Tolworthy, LH, Golisano LLC and the DVA Trust agreed in favor of GH to vote their shares of Common Stock, or shares over which such holder has voting control: (a) for so long as GH continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, to ensure that the size of the Board shall be set and remain at seven (7) directors from October 5, 2015 and continuing thereafter until December 31, 2015, and shall be set and remain at six (6) directors from January 1, 2016 and thereafter; and (b) for so long as GH continues to own beneficially at least ten percent (10%) of the outstanding shares of Common Stock of the Company, to ensure that two persons designated by GH (each a “GH Designee” and collectively the “GH Designees”), shall be elected to the Board. One of the initial GH Designees is David L. Van Andel and the other will be appointed by GH at a later date.

Each of Tolworthy, LH, Golisano LLC and the DVA Trust also agreed in favor of GH to vote all of its shares to ensure that: (a) no director elected by GH may be removed from office unless (i) such removal is directed or approved by the affirmative vote of GH or (ii) GH is no longer so entitled to designate or approve such director; (b) any vacancies created by the resignation, removal or death of a director elected by GH shall be filled pursuant to the provisions of the GH Voting Agreement; and (c) upon the request of GH to remove the GH Designee as director, such GH Designee shall be removed.

7

The GH Voting Agreement remains in effect until terminated by the parties or the first date that GH is no longer entitled to elect the GH Designees as directors of the Company in accordance with the terms of the GH Voting Agreement.

The Put Right granted to the DVA Trust expired by its terms on (a) the Company’s closing of the transaction to purchase the equity interests of Organic Holdings, LLC pursuant to the Unit Purchase Agreement previously referenced in the Current Report on Form 8-K filed by the Company with the SEC on August 19, 2015, and (b) the purchase of the Company’s Common Stock by one or more investors, in an aggregate amount of at least $25,000,000, including both the purchase price paid for any Common Stock as well as the exercise price of any contingent warrants issued in connection therewith, assuming full exercise thereof.

The foregoing descriptions of the (i) Golisano Voting Agreement; and (ii) GH Voting Agreement are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to the October 8-K.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Van Andel beneficially owns (as defined by Rule 13d-3 under the Act) 116,293,028 shares, or 39.33% of the shares, of Common Stock outstanding as of October 5, 2015. LH beneficially owns (as defined by Rule 13d-3 under the Act) 33,168,948 shares, or 11.27% of the shares, of Common Stock outstanding as of October 5, 2015. The VA Trust beneficially owns (as defined by Rule 13d-3 under the Act) 34,791,814 shares, or 11.78% of the shares, of Common Stock outstanding as of October 5, 2015. GH beneficially owns (as defined by Rule 13d-3 under the Act) 48,332,266 shares, or 16.35% of the shares, of Common Stock outstanding as of October 5, 2015. By virtue of his being the (i) Manager of LH; (ii) Trustee of the VA Trust and (iii) Manager of GH, Van Andel is deemed to beneficially own the shares of Common Stock owned by LH, the VA Trust and GH. Notwithstanding the foregoing, Van Andel disclaims beneficial ownership of the shares of Common Stock (i) held by LH that would exceed his percentage interests in LH and (ii) owned by Tolworthy and Golisano LLC and included in the GH Voting Agreement.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Van Andel has sole power to vote or to direct the vote of 116,293,028 shares of Common Stock as to all matters other than those covered in the Golisano Voting Agreement; shared power to vote or to direct the vote of (i) 116,293,028 shares of Common Stock as to the matters covered in the Golisano Voting Agreement and (ii) 133,569,863 shares of Common Stock as to the matters covered in the GH Voting Agreement; and sole power to dispose or to direct the disposition of 116,293,028 shares of Common Stock. See Item 4 of this Statement.

LH has sole power to vote or to direct the vote of 33,168,948 shares of Common Stock, as to all matters other than those covered in the Golisano Voting Agreement, shared power to vote or to direct the vote of 33,168,948 shares of Common Stock as to the matters covered in the Golisano Voting Agreement and sole power to dispose or to direct the disposition of 33,168,948 shares of Common Stock. See Item 4 of this Statement.

8

The DVA Trust has sole power to vote or to direct the vote of 34,791,814 shares of Common Stock, as to all matters other than those covered in the Golisano Voting Agreement, shared power to vote or to direct the vote of 34,791,814 shares of Common Stock as to the matters covered in the Golisano Voting Agreement and sole power to dispose or to direct the disposition of 34,791,814 shares of Common Stock. See Item 4 of this Statement.

GH has sole power to vote or to direct the vote of 48,332,266 shares of Common Stock, as to all matters other than those covered in the Golisano Voting Agreement; shared power to vote or to direct the vote of (i) 48,332,266 shares of Common Stock as to the matters covered in the Golisano Voting Agreement and (ii) 201,530,625 shares of Common Stock as to the matter covered in the GH Voting Agreement; and sole power to dispose or to direct the disposition of 48,332,266 shares of Common Stock. See Item 4 of this Statement.”

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the transactions described in (i) Amendment No. 3 to this Statement and (ii) Item 3 of this Amendment No. 4, none of Van Andel, LH, the VA Trust or GH effected any transaction in the Common Stock during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On October 1, 2015, GH entered into the GH SPA. On October 5, 2015, LH, GH and the DVA Trust entered into the (i) Golisano Voting Agreement and (ii) GH Voting Agreement. See Item 3 and Item 4.”

Item 7.	Material To Be Filed As Exhibits.

Item 7 of the Statement is hereby amended by adding the following Exhibits thereto:

“Exhibit 1	Joint Filing Agreement.

Exhibit 12	Stock Purchase Agreement, dated as of October 2, 2015, by and between Twinlab Consolidated Holdings, Inc. and GREAT HARBOR CAPITAL, LLC (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 7, 2015 by Twinlab Consolidated Holdings, Inc.)

Exhibit 13	Voting Agreement, dated as of October 5, 2015, among Twinlab Consolidated Holdings, Inc., Golisano Holdings LLC, and Thomas A. Tolworthy, Little Harbor, LLC, Great Harbor Capital, LLC and the David L. Van Andel Trust U/A dated November 30, 1993 (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 8, 2015 by Twinlab Consolidated Holdings, Inc.)

Exhibit 14	Voting Agreement, dated as of October 2, 2015, among Twinlab Consolidated Holdings, Inc., Great Harbor Capital, LLC and Golisano Holdings LLC, Thomas A. Tolworthy, Little Harbor, LLC, and the David L. Van Andel Trust U/A dated November 30, 1993 (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on October 8, 2015 by Twinlab Consolidated Holdings, Inc.)”

9

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2015

/s/ David L. Van Andel
David L. Van Andel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2015

LITTLE HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2015

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David L. Van
Andel Trust u/a dated November 30, 1993

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2015

GREAT HARBOR CAPITAL, LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Twinlab Consolidated Holdings, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 30th day of October, 2015.

Date: October 30, 2015

/s/ David L. Van Andel
David L. Van Andel

LITTLE HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David L. Van
Andel Trust u/a dated November 30, 1993

GREAT HARBOR CAPITAL, LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager